CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Platinum Group Metals Ltd. (‘the Company’) of our report to the shareholders dated November 23, 2012 relating to the consolidated statements of financial position as of August 31, 2012, August 31, 2011 and September 1, 2010 and related consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended August 31, 2012 and August 31, 2011.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
November 23, 2012